Exhibit 99.1

ATS to Participate in the Barclays Industrials Select Conference

CAMBRIDGE, Ontario--(BUSINESS WIRE)--February 12, 2024--ATS Corporation (TSX: ATS) (NYSE: ATS) (“ATS” or the “Company”) today announced that Andrew Hider, Chief Executive Officer and Ryan McLeod, Chief Financial Officer will participate in the Barclays Industrials Select Conference in Miami, FL on February 22, 2024.

Management will host institutional investor meetings at the Conference, which can be arranged by contacting your Barclays representative or dgalison@atsautomation.com.

About ATS Corporation

ATS Corporation is an industry-leading automation solutions provider to many of the world's most successful companies. ATS uses its extensive knowledge base and global capabilities in custom automation, repeat automation, automation products and value-added solutions including pre-automation and after-sales services, to address the sophisticated manufacturing automation systems and service needs of multinational customers in markets such as life sciences, transportation, food & beverage, consumer products, and energy. Founded in 1978, ATS employs over 7,000 people at more than 65 manufacturing facilities and over 85 offices in North America, Europe, Southeast Asia and Oceania. The Company's common shares are traded on the Toronto Stock Exchange and the NYSE under the symbol ATS. Visit the Company's website at www.atsautomation.com.

Contacts

For more information, contact:
David Galison
Head of Investor Relations
ATS Corporation
730 Fountain Street North
Cambridge, ON, N3H 4R7
(519) 653-6500
dgalison@atsautomation.com

For general media inquiries, contact:
Matthew Robinson
Director, Corporate Communications
ATS Corporation
730 Fountain Street North
Cambridge, ON, N3H 4R7
(519) 653-6500
mrobinson@atsautomation.com